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[LOGO] CONVERGYS                                                   Exhibit 4.2.1

                             CANADIAN EMPLOYEE SHARE
                                  PURCHASE PLAN



                                       Q&A



                               ANSWERS TO COMMONLY
                                 ASKED QUESTIONS








                                   August 1999


             This document constitutes part of a prospectus covering
                 Securities that have been registered under the
                             Securities Act of 1933.



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                      CANADIAN EMPLOYEE SHARE PURCHASE PLAN


WHAT IS THE PURPOSE OF THE PLAN?

         The purpose of the Convergys Corporation Canadian Employee Share Purchase Plan (the "Plan") is to allow eligible employees of Convergys Corporation ("Convergys") and its subsidiaries to purchase Convergys common shares through payroll deductions and participate in the potential future growth and profitability of Convergys.

WHO IS ELIGIBLE TO PARTICIPATE?

         Generally, all Canadian resident employees of Convergys and its subsidiaries who have reached the age of majority for the province in which they reside are eligible to participate

WHO ADMINISTERS THE PLAN?

         Merrill Lynch Canada, Inc. ("Merrill Lynch") administers the Plan for participants, keeps records, sends account statements to you, and performs other administrative duties related to the Plan.

HOW DOES THE PLAN WORK?

         You decide on the percentage of pay you would like to invest each pay period, from a minimum of 1% to a maximum of 20%. Your employer regularly deducts those funds from your paycheque. That amount is combined with all the dollars deducted from the cheques of other employees who participate in the Plan -- plus the 5% matching contributions from the participating employers. These funds are then used to buy shares of Convergys on a monthly basis.

         When you enroll in the Plan, you authorize Merrill Lynch to open and maintain an individual ESPP account for you, which is subject to the terms and conditions shown on your account application form. Convergys shares will be purchased for you and credited to your account on a monthly basis. This account is under your control, and there are no restrictions on the retention or sale of shares once they are credited to your account.

         If you subsequently sell shares, you pay any fees for the sale.

WHAT ARE THE ADVANTAGES OF THE PLAN?

         Purchasing shares of Convergys through this Plan ensures that 100% of your money goes to work for you, because you pay no commissions or fees.

         You'll find that the Plan is convenient and encourages regular investment. Setting aside a specific amount of money every pay period is one of the easiest ways to build your portfolio.

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You save regularly, because you pay yourself first. Simply choose the percent of pay you want to invest, and the rest is automatic.

         The Plan also offers an affordable way to invest. Your employer will participate with you in share purchases by contributing 5% of your investment pay election. You don't commit to buy a specific number of shares each pay period. Just select the percentage of your pay that you want to invest.

         Though no investment programme is free of risk, this Plan can help cushion you from market fluctuations through a long-term investment technique known as dollar-cost averaging. By placing a fixed sum regularly in the same investment, you buy more shares when the price falls and fewer shares when the price rises. Over time, your average cost per share generally is less than if you bought a fixed number of shares each time. However, dollar cost averaging does not protect your investment in a falling stock market, and its does not guarantee that your investment will be profitable.

         Finally, you always have easy access to your account. You may sell all or any part of your Convergys shares quickly and conveniently by calling a special toll-free telephone number.

HOW ARE SHARES PURCHASED?

         Shares for the Plan will be purchased through market transactions. These include transactions on securities exchanges where Convergys common shares are traded, transactions in over-the-counter markets, and negotiated transactions -- as well as transactions with Convergys-sponsored employee benefit trusts.

WHAT WILL BE THE PRICE OF SHARES PURCHASED FOR THE PLAN?

         The price of shares purchased in market transactions will be the average price paid by Merrill Lynch or other independent agent.

HOW OFTEN WILL SHARES BE PURCHASED UNDER THE PLAN?

         Merrill Lynch or another independent purchasing agent will be obligated to invest promptly. For payroll deduction funds and your employer's 5% contributions, this will occur on or about the 15th of each month. For dividends (see "Will I receive the benefits of dividend reinvestment?"), it will occur on or about the dividend payment date.

HOW MANY SHARES CAN I PURCHASE THROUGH THE PLAN?

         Merrill Lynch will credit your account every month with as many whole and fractional Convergys shares as your deductions plus your employer's contributions will permit. So if your payroll deductions are $100 each month, your employer's contribution is $5.00, and Convergys shares cost $19.50 a share, you will purchase 5.3846 shares that month.

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WILL CERTIFICATES BE ISSUED FOR CONVERGYS SHARES PURCHASES?

         Convergys shares purchased under the Plan will be registered in the name of Merrill Lynch (or its nominee) as agent, and certificates will not be issued to you unless you ask.

         Certificates for any number of whole shares credited to your account will be issued upon your request. This request should be directed to Merrill Lynch. Any remaining whole shares and fraction of a share will continue to be credited to your account. Shares credited to your account may not be pledged. If you wish to pledge these shares, you must request that certificates for such shares be issued in your name. Certificates for fractions of shares will not be issued.

WILL I RECEIVE THE BENEFITS OF DIVIDEND REINVESTMENT?

         Although Convergys does not anticipate paying cash dividends, your account would be credited with any dividends paid on the Convergys shares credited to your account, and those dividends would be automatically reinvested in additional Convergys shares. Your employer would pay all transaction fees, but would not make a 5% matching contribution for dividend payments.

         If you elect to hold share certificates in your own name, any dividends would be paid directly to you by the transfer agent and would not be reinvested.

CAN I BUY ADDITIONAL CONVERGYS SHARES THROUGH THE PLAN?

         No. Not at this time.

HOW DO I CHANGE THE AMOUNT OF MY PAYROLL DEDUCTION?

         By completing a new enrollment form, you can increase or decrease deductions -- or discontinue deductions entirely. Requests for change will take effect as soon as possible.

         If you terminate your deductions, Merrill Lynch will continue to hold your account unless you elect to close it. If you request your account be closed, if you leave Convergys, or if Convergys discontinues the use of its payroll deduction facilities for the purposes of the plan according to your instructions Merrill Lynch will either:

         1.       Sell your holdings and mail you a cheque for the proceeds.

         2. Deliver a stock certificate for your full shares along with a cheque for the value of the fractional shares held, or

         3. Transfer your shares (and any cash in lieu of fractional shares).

You pay all transaction fees.

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WHAT TRANSACTION RECORDS WILL I RECEIVE?

         Shortly after the end of every month where activity occurs (or quarterly where no activity occurs) you will receive a summary investment statement from Merrill Lynch showing:

         1. Weighted average cost of the accumulated holdings in your account at the end of the current statement period.

         2. All account activity for the previous period, including whole and fractional shares and the price of each purchase, sale, or dividend.

         For your added convenience, a year-end recap of all account activity is provided.

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        ALL STATEMENTS MAILED TO YOU BY MERRILL LYNCH SHOULD BE RETAINED
                                IN A SAFE PLACE.
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HOW DO I BENEFIT FROM HAVING MERRILL LYNCH HOLD MY SHARES?

- Merrill Lynch calculates all transaction activity and prepares periodic statements for you. Since Merrill Lynch retains your share certificates, you avoid the cost or effort of storing certificates or replacing missing certificates.

-    Any dividends are automatically reinvested.

- You enjoy the convenience of selling your shares without having to retrieve your share certificates.

- You can transfer any securities certificates into your Merrill Lynch account at no cost; there may be a small fee for removing certificates from your account.

SHOULD I KEEP MY STATEMENTS?

         Yes. It is important for you to keep your ESPP statements. For tax purposes, you must know the price you paid and the price for which you sold your shares. These statements are your records of purchase or sale prices of your shares. Your employer will not have this information.

         You should consult an attorney or tax advisor regarding the tax effects of your participation in the Plan.

WHAT ARE THE CANADIAN INCOME TAX CONSEQUENCES, UNDER PRESENT LAW, FOR PLAN PARTICIPANTS?

         The following is a summary of the Canadian income tax consequences of participation in the Plan by an employee resident in Canada (for the purpose of the Income Tax Act (Canada) (the "Act") and the Canada/U.S. Tax Convention (the "Treaty")) based on the Act, proposals to

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amend the Act publicly announced by January 1, 1999, and Revenue Canada's publicly announced administrative practice. The Canadian income tax consequences are as follows:

         1. The 5% employer contribution and the amount deducted from your wage or salary to purchase shares are included in your taxable income in the year that the shares are purchased on your behalf;

         2. You will have to include in your income any dividends paid on your shares even if those dividends are reinvested in other shares. The dividends on your shares will be subject to the reduced rate of U.S. withholding tax of 15% as a consequence of the Treaty. The U.S. withholding tax can be claimed as a credit against your Canadian income tax calculated in accordance with the rules in the Act and the Treaty;

         3. The cost of your shares will be equal to the purchase price of those shares (i.e., the sum of the 5% employer contribution and the amount withheld from your wage or salary to purchase those shares);

         4. The cost of your shares that are purchased with any dividends will be equal to the amount of those dividends;

         5. You will realize a capital gain or loss if you sell your shares, whether you terminate participation in the Plan or after you receive the shares, including cash adjustments for a fraction of a share. Subject to the comments on the calculation of a foreign exchange gain or loss, the capital gain or loss would be the difference between what you receive for the shares (or a fraction of a share) in Canadian dollars less the cost of selling the share or a fraction thereof (e.g. commissions) and the cost of those shares in Canadian dollars. Only 75% of a capital gain (a "taxable capital gain") must be included in your income. 75% of capital losses (an "allowable capital loss") can be deducted against taxable capital gains in the year that those allowable capital losses are incurred and in the three immediately preceding years. Allowable capital losses that cannot be deducted in the year or in the three immediately preceding years can be carried forward indefinitely as a deduction against taxable capital gains.

                  A foreign exchange gain (or loss) may also arise on the sale of your shares and will be calculated separately from the capital gain (or loss) on the sale of your shares. The first $200.00 of that foreign exchange gain (or loss) is excluded from calculating total capital gains and losses for the year.

         The foregoing commentary is not intended to cover all tax aspects of your participation in the Plan (or to be an exhaustive description of the tax aspects described under this heading). The tax consequences outlined above are subject to change by legislation, administrative action, and judicial decisions, and do not deal with variations of provincial taxation. You should consult a lawyer or tax advisor regarding the tax effects of your participation in the Plan.

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HOW WILL MY SHARES BE VOTED?

         Any Convergys shares held for you in the Plan will be voted as you direct. You will receive a single proxy covering all Convergys shares credited to your account under the Plan.


MAY THE PLAN BE CHANGED OR DISCONTINUED?

         Convergys reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination.

WHAT PROTECTION DOES MERRILL LYNCH PROVIDE?

         Customers' accounts are protected by the Canadian Investor Protection Fund within specified limits. A brochure describing the nature and limits of coverage is available upon request.

HOW DO I CONTACT MERRILL LYNCH FOR ACCOUNT INFORMATION?

         Call the special toll-free telephone number: (888) 397-1111.

CAN I ACCESS MY ACCOUNT ELECTRONICALLY?

         No. Not presently in Canada.

WHAT SERVICES ARE AVAILABLE THROUGH THE TOLL-FREE NUMBER?

         Using a touch-tone telephone, you can conveniently obtain your account balance, receive company stock price quotes, or execute sales orders.

         To place a sell order or to obtain additional information, you can talk directly with a Merrill Lynch customer service representative Mondays through Fridays from 8:30 a.m. to 5:00 p.m., Eastern Standard Time, via the toll free number - (888) 397-1111.

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